Exhibit 4.17
Private & Confidential

DATED 30th July 2009

FOURTH SUPPLEMENTAL AGREEMENT
relating to a
Term Loan and
Revolving Credit Facility
of originally US$545,656,899.82
provided by

THE ROYAL BANK OF SCOTLAND plc	(1)

to

TOP SHIPS INC.	(2)

Contents

Clause		Page

1	Interpretation	1

2	Amendments to the Principal Agreement	2

3	Representations and warranties	9

4	Security Documents	10

5	Expenses	11

6	Effective Date	11

7	Miscellaneous	13

8	Governing Law	13

Schedule 1 Form of Supplemental Letter		15

Schedule 2 Retention Account Charge		17

THIS FOURTH SUPPLEMENTAL AGREEMENT is dated 30th July 2009 and made BETWEEN:

(1)	TOP SHIPS INC. (formerly known as Top Tankers Inc.) with its principal place of business at 1, Vas. Sofias & Meg. Alexandrou Str., 151 24 Maroussi, Greece (the Borrower); and

(2)
THE ROYAL BANK OF SCOTLAND plc, acting for the purposes of this Supplemental Agreement through its office at the Shipping Business Centre, 5-10 Great Tower Street, London, EC3P 3HX, England (the Bank).

WHEREAS:

(A)
this Supplemental Agreement is supplemental to the facilities agreement dated 1 November 2005 (the Original Agreement) as supplemented and amended by a first supplemental agreement dated 21 December 2006 (the First Supplemental Agreement) and a second supplemental agreement dated 22 January 2008 (the Second Supplemental Agreement) and as amended and restated by a supplemental agreement dated 26 March 2008 (the Restatement Agreement and together with the Original Agreement, the First Supplemental Agreement and the Second Supplemental Agreement, the Principal Agreement), each made between (1) the Borrower and (2) the Bank, pursuant to which the Bank originally agreed, upon the terms and conditions set out in the Original Agreement, to make available to the Borrower (a) a term loan facility of up to $195,656,899.82, which has since been cancelled pursuant to the terms of the Restatement Agreement and (b) a revolving credit facility of up to $350,000,000, which has since been reduced to $123,000,000 (with no further drawdowns permitted) pursuant to the terms of the Restatement Agreement; and

(B)
the Borrower has requested that the Security Value covenant set out in clause 8.2.1 of the Principal Agreement be temporarily waived until 31 March 2010 and this Supplemental Agreement sets out the terms and conditions upon which the Bank is prepared to agree to such waiver.

NOW IT IS AGREED as follows:

1	Interpretation

1.1	Definitions in Principal Agreement

1.1.1	Unless the context otherwise requires and save as mentioned below, words and expressions defined in the Principal Agreement shall have the same meanings when used in this Supplemental Agreement.

1.1.2	In this Supplemental Agreement, unless the context otherwise requires:

Effective Date shall have the meaning set out in clause 6.1;

Retention Account Charge means the charge of the Retention Account executed or (as the context may require) to be executed by the Borrower in favour of the Bank in the form set out in Schedule 2 of this Supplemental Agreement;

Retention Account means the interest bearing Dollar account of the Borrower with the Bank with account number RBSTSRA USD1 and includes any other account designated in writing by the Bank to be a Retention Account for the purposes of this Supplemental Agreement; and

Supplemental Security Documents Letters means the letters supplemental to certain of the Security Documents executed or (as the context may require) to be executed by each of the Security Parties who are not party to this Supplemental Agreement in favour of the Bank in the form set out in Schedule 1.

1.2	Interpretation of Principal Agreement

References in the Principal Agreement to this Agreement" shall, with effect from the Effective Date and unless the context otherwise requires, be references to the Principal Agreement as amended by this Supplemental Agreement and words such as "herein", "hereof", "hereunder", "hereafter", "hereby" and "hereto", where they appear in the Principal Agreement, shall be construed accordingly.

1.3	Incorporation of certain references

Clauses 1.3 and 1.4 of the Principal Agreement shall be deemed to be incorporated in this Supplemental Agreement in full, mutatis mutandis.

1.4	Third party rights

No term of this Supplemental Agreement is enforceable under the Contracts (Rights of Third Parties) Act 1999 by a person who is not a party to this Supplemental Agreement.

2	Amendments to the Principal Agreement

2.1	Agreement

The Bank, relying upon the representations and warranties on the part of the Borrower contained in clause 3, agrees with the Borrower that, subject to the terms and conditions of this Supplemental Agreement and in particular, but without prejudice to the generality of the foregoing, fulfilment on or before 31 July 2009 of the conditions contained in clause 6 and the amendment of the Principal Agreement on the terms set out in clause 2.2, the Security Value covenant set out in clause 8.2.1 of the Principal Agreement will be temporarily waived from the date of this Agreement until 31 March 2010 upon which date the Security Value covenant shall be fully reinstated and become applicable in full.

2.2	Amendments

With effect on and from the Effective Date, the following clauses of the Principal Agreement shall, with effect from the Effective Date, be amended as follows (and the Principal Agreement (as so amended) will continue to be binding upon the Bank and the Borrower upon such terms as so amended):

2.2.1	Clause 1.2: by inserting the following new definition of "Fourth Supplemental Agreement":

""Fourth Supplemental Agreement" means the agreement dated 30 July 2009 supplemental to this Agreement made between (1) the Borrower and (2) the Bank;";

2.2.2	Clause 1.2: by amending the definition of "Margin" to read as follows:

""Margin" means:

(a)	up until 26 March 2008 the margin listed in the following table which shall be adjusted at each Margin Set Date:

Facility	Loan/Security Value Ratio	Margin
Facility A	≤ 60%	0.875%
Facility B	≤ 60%	0.85%
Loan	> 60%	1.0%

(b)	from 26 March 2008, 1.25%; and

(c)	from the date of the Fourth Supplemental Agreement, 2.5%;";

2.2.3
Clause 1.2: by deleting the definition of "Reduction Date" and all references thereto in the Principal Agreement and each of the Security Documents as necessary to reflect the fact that no further Advances shall be made under Facility B other than those set out at clause 2.4.11 of the Principal Agreement which at the date of this Supplemental Agreement have already been made;

2.2.4	Clause 1.2: by amending the definition of "Repayment Date" to read as follows:

"Repayment Dates" means (subject to clause 6.3):

(a)	in relation to Facility A, 30 November 2005 and each of the dates falling at six (6) monthly intervals thereafter up to and including the Final Repayment Date relative to Facility A; and

(b)	in relation to Facility B, 31 July 2009, 31 August 2009 and each of the dates falling at three (3) monthly intervals thereafter up to and including the Final Repayment Date relative to Facility B;";

2.2.5	Clause 1.2: by inserting the following new definition of "Retention Account":

"Retention Account" means the interest bearing Dollar account of the Borrower with the Bank with account number RBSTSRA USD1 and includes any other account designated in writing by the Bank to be a Retention Account for the purposes of this Agreement;";

2.2.6	Clause 1.2: by inserting the following new definition of "Retention Account Charge":

""Retention Account Charge" means the charge of the Retention Account executed or (as the context may require) to be executed by the Borrower in favour of the Bank;";

2.2.7	Clause 1.2: by inserting the following new definition of "Retention Amount":

"Retention Amount" means, in relation to any Retention Date, such sum as shall be the aggregate of:

(a)	one-third (1/3rd) of the amount of the repayment instalment to be repaid on the next following Repayment Date for Facility B; and

(b)
the applicable fraction (as hereinafter defined) of the aggregate amount of interest falling due for payment in respect of each part of the Loan during and at the end of each Interest Period current at the relevant Retention Date and, for this purpose, the expression "applicable fraction" in relation to each Interest Period shall mean a fraction having a numerator of one and a denominator equal to the number of Retention Dates falling within the relevant Interest Period;";

2.2.8	Clause 1.2: by inserting the following new definition of "Retention Dates":

"Retention Dates" means 31 August 2009 and each of the dates falling at monthly intervals thereafter and "Retention Date" shall be construed accordingly;";

2.2.9
Clause 1.2: by inserting the words ", the Retention Account Charge and the Fourth Supplemental Agreement" after the words "the Supplemental Agreement" in the seventh line of the definition of "Security Documents";

2.2.10	Clause 1.2: by inserting the following new definition of "Surplus Earnings":

""Surplus Earnings" means, in relation to each Ship, an amount calculated quarterly in arrears on each Repayment Date (except the first Repayment Date) by taking the total Earnings paid to the credit of the relevant Operating Account during each quarter ending on such relevant Repayment Date and deducting therefrom:

(a)	a sum equal to all Retention Amounts made pursuant to clause 14.7 during that quarter;

(b)
the proper and reasonable operating expenses (including costs of crewing, insuring, repairing and maintaining the relevant Ship) of the relevant Ship and the proper and reasonable expenses of administering the affairs of the Borrower and the relevant Owner during that quarter; and

(c)	any Manager's remuneration under any Management Agreement previously approved by the Bank paid during such quarter,

PROVIDED THAT the aggregate of the sums referred to in sub-clauses (b) and (c) above shall never exceed $10,500 per Ship per day without the prior consent of the Bank and that the aggregate amount standing to the credit of the relevant Operating Account after such deductions does not result in a breach of the provisions of clause 8.1.16;";

2.2.11	Clause 4.2: clause 4.2.2 shall be deleted and clause 4.2.1 shall be amended to read as follows:

"Repayment of Facility B

4.2.1
Subject always to the provisions of this clause 4.2 the Borrower shall repay that part of the Loan forming Facility B (including without limitation the Initial Revolving Amount) by the eighteen (18) instalments referred to in this clause 4.2.1 and the further instalment referred to in clause 4.2.2. Subject to the provisions of clause 4.2.2, one such instalment shall be repaid on each of the Repayment Dates relative to Facility B. Subject to the provisions of this Agreement:

(a)	the amount of the first instalment (payable on 31 July 2009) shall be four million Dollars ($4,000,000);

(b)	the amount of each of the second to the ninth instalments shall be one million Dollars ($1,000,000);

(c)	the amount of each of the tenth to the seventeenth instalments shall be one million six hundred thousand Dollars ($1,600,000); and

(d)
the amount of the eighteenth and final instalment shall be thirty one million two hundred thousand Dollars ($31,200,000) (comprising a repayment instalment of one million six hundred thousand Dollars ($1,600,000) and a balloon repayment in the amount of twenty nine million six hundred thousand Dollars ($29,600,000).

4.2.2
On the earlier of (a) 31 March 2010 and (b) the date on which the Borrower successfully raises more than ten million Dollars ($10,000,000) of additional equity, whether this be by way of a secondary offering or otherwise (including, without limitation, by sale of common or preferred stock/shares and/or warrants), the Borrower shall repay the sum of seven hundred and seventy six thousand eight hundred and twenty nine Dollars and twenty five cents ($776,829.25).";

2.2.12	Clause 4.9: by inserting a new clause 4.9 reading as follows:

"Cash Sweep

4.9.1
On each Repayment Date (other than the first Repayment Date), the Bank shall, after having notified the Borrower of any Surplus Earnings, apply seventy-five per cent (75%) of any Surplus Earnings standing to the credit of each Operating Account in prepayment of the Loan.

4.9.2	Any amount prepaid pursuant to clause 4.9.1 shall be applied in reducing the repayment instalments under clause 4.2.1 in inverse order of their due dates for payment.";

2.2.13	Clause 8.1.16: by amending such clause to read as follows:

"Operating Accounts balance

(a)
subject to this clause 8.1.16, on or before the Drawdown Date of the first Advance pay to the credit of the Operating Accounts (or other accounts charged in favour of the Bank in respect of the Ships) an aggregate sum of not less than ten million Dollars ($10,000,000); and

(b)
on and from 29 June 2009 and throughout the Security Period maintain an average balance (calculated on a monthly basis) of not less than two hundred thousand Dollars ($200,000) and in any event an aggregate balance of not less than one hundred thousand Dollars ($100,000) per Ship standing to the credit of the Operating Accounts always excluding sums standing to the credit of the Retention Account;";

2.2.14	Clause 8.5.2: by amending the definition of "EBITDA" to read as follows:

""EBITDA" means, in respect of each immediately preceding period of twelve (12) months (calculated from the date of the then most recent Accounting Information), the aggregate amount of consolidated pre-tax profits of the Group before extraordinary or exceptional items depreciation, interest, rentals under finance leases and similar charges, including the one-off lease termination fees paid by the Borrower in June and July 2009, payable as stated in the then most recent Accounting Information;";

2.2.15	Clause 14.1.1(c): by amending such clause to read as follows:

"on or before the Effective Date of the Fourth Supplemental Agreement pay or procure that there is paid the sum of two hundred thousand Dollars ($200,000) by way of working capital to the Operating Accounts and maintain such balance in accordance with clause 8.1.16."

2.2.16	Clause 14.3.1: by amending such clause to read as follows:

"Operating Account: withdrawals

Unless the Bank otherwise agrees in writing, the Borrower and each of the Owners shall not be entitled to withdraw any moneys from the Operating Accounts at any time from the date of this Agreement and so long as any moneys are owing under the Security Documents save that, unless and until a Default shall occur and the Bank shall direct to the contrary, the Borrower and each of the Owners may, subject to clause 14.2.2 withdraw moneys from the Operating Accounts, provided that the aggregate amount standing to the credit of the Operating Accounts after such withdrawal does not result in a breach of the provisions of clause 8.1.16 for the following purposes:

14.3.1	to transfer to the Retention Account on each Retention Date all or part of the Retention Amount for such Retention Date;

14.3.2
to pay the proper and reasonable operating expenses (including costs of crewing, insuring, repairing and maintaining the Ships) of the Ships and the proper and reasonable expenses of administering the affairs of the Borrower and each of the Owners; and

14.3.3	to pay any Manager's remuneration under any Management Agreement previously approved by the Bank in the amounts and at the times therein stated,

PROVIDED THAT the aggregate of the sums referred to in sub-clauses 14.3.2 and 14.3.3 shall never exceed $10,500 per Ship per day without the prior consent of the Bank."

2.2.17	Clause 14.5: by inserting the words "and/or the Retention Account" after the words "the Operating Accounts" in the second line;

2.2.18	Clause 14.6: by deleting the word "Operating" in the heading and amending clause 14.6.1 to read as follows:

"The Operating Accounts, the Retention Account and all amounts from time to time standing to the credit thereof shall be subject to the security constituted and the rights conferred by the Operating Account Charges and the Retention Account Charge respectively."; and

2.2.19	Clause 14: by inserting a new clause 14.7 reading as follows:

"Retention Account terms

14.7.1
The Borrower undertakes with the Bank that it will, from the date of this Agreement and so long as any moneys are owing under the Security Documents, on each Retention Date pay to the Bank for credit to the Retention Account, the Retention Amount for such Retention Date.

14.7.2
To the extent that there are moneys standing to the credit of the Operating Accounts as at the relevant Retention Date, such moneys shall be transferred to the Retention Account on such Retention Date (and the Borrower hereby instructs the Bank to effect such transfer) and to that extent the Borrower's obligations to make the payments referred to in sub-clause 14.3.1 shall have been fulfilled upon such transfer being effected.

14.7.3
Unless and until there shall occur an Event of Default (whereupon the provisions of clause 14.5 shall apply), all Retention Amounts credited to the Retention Account together with interest from time to time accruing or at any time accrued thereon shall be applied by the Bank (and the Borrower hereby irrevocably and unconditionally instructs the Bank so to apply the same) in the following manner:

(a)
upon each Repayment Date (other than the first Repayment Date), and on each day that interest is payable pursuant to clause 3.1 whether in respect of an Advance or the Loan, in or towards payment to the Bank of that sum that may need to be repaid on the relevant Repayment Date or (as the case may be) the amount of interest then due. Each such application by the Bank shall constitute a payment in or towards satisfaction of the Borrower's corresponding payment obligations under this Agreement but shall be strictly without prejudice to the obligations of the Borrower to make any such payment to the extent that the aforesaid application by the Bank is insufficient to meet the same; and

(b)
following any application by the Bank pursuant to clause 14.7.3(a) in transfer to the Operating Accounts of any moneys standing to the credit of the Retention Account to the extent that such moneys do not constitute Retention Amounts.

14.7.4
Unless the Bank otherwise agrees in writing and subject to clause 14.7.3, the Borrower shall not be entitled to withdraw any moneys from the Retention Account at any time from the date of this Agreement and so long as any moneys are owing under the Security Documents.".

3	Representations and warranties

3.1	The Borrower represents and warrants to the Bank that:

3.1.1	Representations and warranties in Principal Agreement

the representations and warranties set out in clause 7 of the Principal Agreement are true and correct as if made at the date of this Supplemental Agreement with reference to the facts and circumstances existing at such date (and so that the representation and warranty set out in clause 7.1.9 of the Principal Agreement shall refer to the audited financial statements of the Borrower and the audited consolidated financial statements of the Borrower and its Related Companies in respect of the financial year ended 31 December 2008 as delivered to the Bank under clause 8.1.5(a) of the Principal Agreement);

3.1.2	Corporate power

the Borrower has power to execute, deliver and perform its obligations under this Supplemental Agreement; all necessary corporate, shareholder and other action has been taken to authorise the execution, delivery and performance of this Supplemental Agreement and this Supplemental Agreement constitutes valid and legally binding obligations of the Borrower enforceable in accordance with its terms;

3.1.3	No conflict with other obligations

the execution and delivery of, the performance of its obligations under, and compliance with the provisions of, this Supplemental Agreement by the Borrower will not (i) contravene any existing applicable law, statute, rule or regulation or any judgment, decree or permit to which the Borrower is subject, (ii) conflict with, or result in any breach of any of the terms of, or constitute a default under, any agreement or other instrument to which the Borrower is a party or is subject or by which it or any of its property is bound, (iii) contravene or conflict with any provision of the Borrower's Articles of Incorporation and Bye-laws or (iv) result in the creation or imposition of or oblige the Borrower or any of its Related Companies to create any Encumbrance on any of the undertakings, assets, rights or revenues of the Borrower or any of its Related Companies;

3.1.4	Consents obtained

every consent, authorisation, licence or approval of, or registration with or declaration to, governmental or public bodies or authorities or courts required by the Borrower to authorise, or required by the Borrower in connection with, the execution, delivery, validity, enforceability or admissibility in evidence of this Supplemental Agreement or the performance by the Borrower of its obligations under this Supplemental Agreement has been obtained or made and is in full force and effect and there has been no default in the observance of the conditions or restrictions (if any) imposed in, or in connection with, any of the same; and

3.1.5	No filings required

Except for the registration of the Retention Account Charge at Companies House in England, it is not necessary to ensure the legality, validity, enforceability or admissibility in evidence of this Supplemental Agreement that it or any other instrument be notarised, filed, recorded, registered or enrolled in any court, public office or elsewhere in any Relevant Jurisdiction or that any stamp, registration or similar tax or charge be paid in any Relevant Jurisdiction on or in relation to this Supplemental Agreement and this Supplemental Agreement is in proper form for its enforcement in the courts of any Relevant Jurisdiction.

3.2	Repetition

The representations and warranties in clause 3.1.2 to 3.1.5 inclusive shall be deemed to be repeated by the Borrower on and as of each Interest Payment Date and Repayment Date as if made with reference to the facts and circumstances existing on each such day.

4	Security Documents

The Borrower further acknowledges and agrees, for the avoidance of doubt, that:

4.1.1
each of the Security Documents to which it is a party, and its obligations thereunder, shall remain in full force and effect notwithstanding the amendments made to the Principal Agreement by this Supplemental Agreement; and

4.1.2
with effect from the Effective Date, references to "the Agreement" or "the Loan Agreement" or "the Facilities Agreement" in any of the Security Documents to which it is a party shall henceforth be reference to the Principal Agreement as amended by this Supplemental Agreement and as from time to time hereafter amended.

5	Expenses

5.1	Expenses

The Borrower shall pay to the Bank on demand all expenses (including legal fees) incurred by the Bank in connection with the negotiation, preparation and execution of this Supplemental Agreement.

5.2	Stamp and other duties

The Borrower shall pay all stamp, documentary, registration or other duties or Taxes (including any duties or Taxes payable by, or assessed on, the Bank imposed on or in connection with this Supplemental Agreement or the Loan and shall indemnify the Bank against any liability arising by reason of any delay or omission by the Borrower to pay such duties or Taxes.

5.3	Value Added Tax

All expenses payable pursuant to this clause 5 shall be paid together with value added tax or any similar tax (if any) properly chargeable thereon.

6	Effective Date

6.1	Conditions precedent documentation

The amendments to be made to the Principal Agreement by this Supplemental Agreement shall take effect on and from the date (Effective Date) on which the Bank notifies the Borrower that it has received the following documents in form and substance satisfactory to it (together, in the case of any document not in the English language, with a certified English translation thereof):

6.1.1	in relation to each of the Borrower, the Owners and the Manager:

(a)
copies certified as true copies by a Director or the Secretary of the relevant party, as true, complete and up to date copies, of all documents which contain or establish or relate to the constitution of that party or a Secretary or Director's Certificate confirming that there have been no changes or amendments to the constitutional documents certified copies of which were previously delivered to the Bank pursuant to the Principal Agreement;

(b)
a copy, certified as a true copy by a Director or the Secretary of the Borrower, of resolutions of the Board of Directors and Shareholders of the Borrower evidencing approval of this Supplemental Agreement and the Retention Account Charge and authorising its appropriate officers to execute and deliver this Supplemental Agreement and the Retention Account Charge and to give all notices and take all other action required by the Borrower under this Supplemental Agreement and the Retention Account Charge and a copy, certified as a true copy by a Director or the Secretary of each of the Owners and the Manager, of resolutions of the Board of Directors and (if necessary) Shareholders of each such party evidencing approval of the Supplemental Side Letter and authorising its appropriate officers to execute and deliver the Supplemental Side Letter, together with originals or certified copies of any Powers of Attorney issued by any party pursuant to such resolutions;

6.1.2
a list of Directors and Officers of the Borrower, the Owners and the Manager specifying the names and positions of such persons, certified by an Officer of the relevant party to be true, complete and up to date;

6.1.3
a certificate from a Director or the Secretary of each of the Borrower, the Owners and the Manager stating that no consents, authorisations, licences or approvals are necessary for such party to authorise, or are required by such party or any other party (other than the Bank) in connection with, the execution, delivery, and performance of this Supplemental Agreement, the Supplemental Side Letter and/or the Retention Account Charge to which it is or will be a party;

6.1.4	the Supplemental Security Documents Letters duly executed;

6.1.5	the Retention Account Charge duly executed;

6.1.6	an opinion of Seward & Kissel LLP, special legal advisers to the Banks in the Marshall Islands in a form approved by the Bank;

6.1.7
payment by the Borrower of all amounts currently due and owing by the Borrower to the Banks under the Principal Agreement including the repayment of four million Dollars ($4,000,000) referred to in clause 2.2.11 above;

6.1.8	payment by the Borrower to the Bank of the expenses payable by the Borrower to the Bank pursuant to clause 5.1 of this Supplemental Agreement; and

6.1.9
an original or certified true copy of a letter from the Borrower's agent for receipt of service of proceedings accepting its appointment under this Supplemental Agreement and the Retention Account Charge as the process agent.

6.2	Further Conditions Precedent

6.2.1
The Bank shall not give notice of the occurrence of the Effective Date under clause 6.1 if, on the date on which it would otherwise have done so, the Bank has received actual knowledge that an Event of Default has occurred and is continuing or that any of the representations and warranties in clause 3.1 are untrue or incorrect as at such date as if made on such date with respect to the facts and circumstances existing at such date.

6.2.2
Within ten (10) days of the Effective Date the Borrower shall provide to the Bank evidence that that a Mortgage Amendment has been properly and validly executed and registered through the Registry in relation to the Mortgages in respect of IOANNIS P and DAUNTLESS, which Mortgage Addendum shall reflect the increase in Margin referred to in clause 2.2.2 above.

7	Miscellaneous

7.1	Continuation of Principal Agreement

Save as amended by this Supplemental Agreement, the provisions of the Principal Agreement shall continue in full force and effect and the Principal Agreement and this Supplemental Agreement shall be read and construed as one instrument.

7.2	Notices

The provisions of clause 16.1 of the Principal Agreement shall extend and apply to the giving or making of notices or demands hereunder as if the same were expressly stated herein.

7.3	Counterparts

This Supplemental Agreement may be executed in any number of counterparts and by the different parties on separate counterparts, each of which when so executed and delivered shall be an original but all counterparts shall together constitute one and the same instrument.

7.4	Partial invalidity

If, at any time, any provision of this Supplemental Agreement is or becomes illegal, invalid or unenforceable in any respect under any law of any jurisdiction, neither the legality, validity or enforceability of the remaining provisions nor the legality, validity or enforceability of such provision in any other respect or under the law of any other jurisdiction will be affected or impaired in any way.

8	Governing Law

8.1	Law

This Supplemental Agreement and any non-contractual obligations in connection with this Supplemental Agreement shall be governed by, and construed in accordance with, English law.

8.2	Submission to jurisdiction

The Borrower agrees, for the benefit of the Bank, that any legal action or proceedings arising out of or in connection with this Supplemental Agreement against the Borrower or any of its assets may be brought in the English courts. The Borrower irrevocably and unconditionally submits to the jurisdiction of such courts and irrevocably designates, appoints and empowers Top Tankers (U.K.) Limited at present of 8 Duke Street, London W1U 3EW, England to receive for it and on its behalf, service of process issued out of the English courts in any such legal action or proceedings. The submission to such jurisdiction shall not (and shall not be construed so as to) limit the right of the Bank to take proceedings against the Borrower in the courts of any other competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

The parties further agree that only the courts of England and not those of any other State shall have jurisdiction to determine any claim which the Borrower may have against the Bank arising out of or in connection with this Supplemental Agreement.

IN WITNESS whereof the parties hereto have caused this Supplemental Agreement to be duly executed the day and year first above written.

Schedule 1

Form of Supplemental Letter

To:	The Royal Bank of Scotland plc
Shipping Business Centre
5-10 Great Tower Street
London
EC3P 3HX

2009

Dear Sirs,

Facilities Agreement dated 1 November 2005 and made between Top Ships Inc. (formerly known as Top Tankers Inc.) and The Royal Bank of Scotland plc as supplemented, amended and restated from time to time (the Facilities Agreement)

We refer to the fourth supplemental agreement dated [•] 2009 (the Supplemental Agreement) made between (1) Top Ships Inc. (formerly known as Top Tankers Inc.) (the Borrower) and (2) The Royal Bank of Scotland plc (the Bank) pursuant to which the terms of the Facilities Agreement were supplemented and amended, a copy of which Supplemental Agreement is attached to this letter.

Words and expressions defined in the Supplemental Agreement shall, unless otherwise defined herein, have the same meaning when used in this letter.

We hereby confirm that we have reviewed the terms of the Supplemental Agreement and consent to the amendments to the Principal Agreement contained in the Supplemental Agreement and agree that:

(a)
the Security Documents (as defined in the Principal Agreement) to which we are a party, and our obligations thereunder, shall remain and continue in full force and effect notwithstanding the said amendments to the Facilities Agreement contained in the Supplemental Agreement; and

(b)
with effect from the date upon which the conditions set out in clause 6 of the Supplemental Agreement have been satisfied, references in the Security Documents to which we are a party to "the Agreement" or "the Loan Agreement" or "the Facilities Agreement" shall henceforth be references to the Principal Agreement as amended by the Supplemental Agreement and as from time to time hereafter amended and shall also be deemed to include the Supplemental Agreement and the obligations of the Borrower thereunder.

This letter is executed as a Deed and is governed by and shall be construed in accordance with English law.

SIGNED, SEALED and DELIVERED as a DEED
by
for and on behalf of
[ILISOS][LEFKA] SHIPPING COMPANY LIMITED]
[TOP TANKER MANAGEMENT INC.]
pursuant to [board resolutions][a power of attorney]
dated                           2009
in the presence of:

) ) ) ) ) ) ) )	____________________ [Director/Attorney-in-fact]
____________________________
Witness

Name:

Address:

Occupation:

Schedule 2

Retention Account Charge

SIGNED by A. Louka for and on behalf of TOP SHIPS INC. pursuant to a power of attorney dated 23rd July, 2009	) ) ) ) ) ) ) )	/s/ A. Louka Attorney-in-fact

SIGNED by A. Kekatou for and on behalf of THE ROYAL BANK OF SCOTLAND PLC pursuant to a power of attorney dated 28th July, 2009	) ) ) ) ) ) ) )	/s/ A. Kekatou Attorney-in-fact

SK 23116 0001 1104928